



SEC MAIL PROCESSING
RECEIVED
FEB 22 2007
WASH, D.C.
203
SECTION

SECUR 07001926 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Funding Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6301 Owensmouth Avenue, Suite 750
(No. and Street)

Woodland Hills, (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Funding Services, LLC, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Dave Banerjee

Signature

FINOP

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On 2-14-07 (Date) before me, Michelle Cannon notary public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Debasish Banerjee (Name(s) of Signer(s))



MICHELLE CANNON
Commission # 1658474
Notary Public - California
Los Angeles County
My Comm. Expires Apr 15, 2010

Place Notary Seal Above

☐ personally known to me

☑ (or proved to me on the basis of satisfactory evidence)

to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal.

Michelle Cannon
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Form X-17 A-5 Part III

Document Date: ______ Number of Pages: 1

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
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☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

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Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

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SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2007
WASH, D.C.
203
SECTION

BENEFIT FUNDING SERVICES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

BENEFIT FUNDING SERVICES, LLC

Table Of Contents

		PAGE
SEC Form X-17A-5		1
Independent Auditor's Report		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Members' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 9
Supplementary Information		
Schedule I	Statement of Net Capital	10
Schedule II	Determination of Reserve Requirements	11
Schedule III	Information Relating to Possession or Control	11
Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5		12 - 13

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Members
Benefit Funding Services, LLC
Woodland Hills, California

I have audited the accompanying statement of financial condition of Benefit Funding Services, LLC as of December 31, 2006 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Funding Services, LLC as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2007

BENEFIT FUNDING SERVICES, LLC

Statement of Financial Condition
December 31, 2006

ASSETS

Cash (Note 1)	$ 113,643
Commissions receivable	32,922
Other assets	9,648
Total assets	$ 156,213

LIABILITIES AND MEMBERS' EQUITY

Liabilites	
Accounts payable	$ 22,622
Income taxes payable (Note 2)	3,200
Total liabilities	25,822
Members' equity	130,391
Total liabilities and members' equity	$ 156,213

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Income
For the year ended December 31, 2006

REVENUES:	
Commission income	$237,450
Total revenues	237,450
EXPENSES:	
Commsission	$ 173,876
Legal and professional fees	6,500
Regulatory fees	6,529
Other operating expenses	337
Total expenses	187,242
INCOME BEFORE INCOME TAX PROVISION	50,208
INCOME TAX PROVISION (Note 2)	
Income tax provision	800
Total income tax provision	800
Net income	$ 49,408

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Members' Equity
For the year ended December 31, 2006

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2006	$ 80,983		$80,983
Net income		49,408	49,408
Ending balance December 31, 2006	$ 80,983	$49,408	$130,391

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 49,408
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commissions receivable	(32,922)
Other assets	(9,648)
Increase (decrease) in:	
Accounts payable	12,360
Income taxes payable	800
Total adjustments	(29,410)
Net cash provided by operating activities	19,998
Increase in cash	19,998
Cash at beginning of period	93,645
Cash at end of period	$ 113,643
Supplemental cash flow disclosures	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL:

Benefit Funding Services, LLC (the "Company") was formed in Nevada on September 11, 1997 as a single member Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of the Securities Dealers, Inc. (NASD)

The Company is a non-retail broker who does not hold accounts nor does the Company have any registered representatives or clients. The Company receives overrides from insurance companies for arranging the sale of variable life insurance and annuity products by registered representative of retail broker-dealers.

The Company is wholly owned by New Financial Resources, LLC (New FFR).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally excepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash consists of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

The Company recognizes fee income as earned and realized net of any charge-backs. Fees represent overrides on variable life contracts from issuers as master general agent commissions.

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is similar to a single member LLC, whereby the taxes are paid at the member level. California Franchise tax law requires tax treatment as a "C" Corporation.

BENEFIT FUNDING SERVICES, LLC

Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Concentrations of credit risk

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, insurance companies, and other financial institutions. In the event counter parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter party. The firm is subject to charge-backs from the cancellation of underlying variable contracts.

100% of the revenues were generated in the states of California

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability rules. All tax effects of the Company's income or loss are passed through to the sole member. Therefore no federal tax provision has been provided. However the Company is subject to an annual minimum tax of $800.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2006 the company had a net capital of $120,743. which is $115,743 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($25,821) to net capital was 0.21 which is less than the 15 to 1 maximum ratio of a broker dealer.

BENEFIT FUNDING SERVICES, LLC

Notes to Financial Statements
December 31, 2006

Note 4: COMMITMENTS AND CONTIGENCIES

VARIABLE INSURANCE SECURITIES PRODUCTS

In April 2001, the Company entered into an amendment to its operating agreement with New First Financial Resources, LLC, the sole member and owner of the Company, for the process of distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its net profits to its single member/owner.

INSURANCE PRODUCTS

The Company receives as a conduit/custodian on behalf of its member/owner, commissions on variable products from insurance companies. The Company then forwards these funds to its member/owner.

BENEFIT FUNDING SERVICES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2006

	Focus 12/31/2006	Audit 12/31/2006	Change
Members' equity, December 31, 2006	$131,191	$130,391	800
Subtract - Non allowable assets:			
Other assets	9,648	9,648	0
Tentative net capital	121,543	120,743	800
Haircuts:	0	0	0
NET CAPITAL	121,543	120,743	800
Minimum net capital	5,000	5,000	0
Excess net capital	$116,543	$115,743	$800
Aggregate indebtedness	25,021	25,821	(800)
Ratio of aggregate indebtedness to net capital	0.21%	0.21%	

The differences were in the income tax adjustment.

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

December 31, 2006

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3 (k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Benefit Funding Services, LLC
Woodland Hills, California

In planning and performing my audit of the financial statements of Benefit Funding Services, LLC for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Benefit Funding Services, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members,
Benefit Funding Services, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2007

END